

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 14, 2017

Mark W. Wong
President & Chief Executive Officer
S&W Seed Company
802 N. Douty Street
Hanford, CA 93230

> **Re: S&W Seed Company**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 3, 2017**
> **File No. 333-220792**

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2017 letter.

General

1. Please include in your next amendment all information not permitted to be omitted by Securities Act Rule 430A. We note by way of example that you have omitted the number of subscription rights per common share and similar information.

Exhibit 5.1

2. Please have counsel revise to opine that the rights are a binding obligation of the company under the law of the jurisdiction governing the rights agreement. Refer to Section II.B.l.f of Staff Legal Bulletin No. 19 for guidance.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure